111 South Wacker Drive

Suite 4100

Chicago, IL 60606

Telephone: 312-443-0700

Fax: 312-443-0336

www.lockelord.com

Thomas V. Bohac

Direct Telephone: 312-443-0337

Direct Fax: 312-896-6075

tom.bohac@lockelord.com

March 11, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

Office of Disclosure Review

100 F Street NE

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	ABL Longevity Growth and Income Fund f/k/a Abacus Equity Income Fund
Amendment No. 3 to Registration Statement on Form N-2
Filed December 12, 2023
Securities Act File No. 333-274405
Investment Company Act File No. 811-23900

Dear Ashley Vroman-Lee:

On behalf of our client, ABL Longevity Growth and Income Fund f/k/a Abacus Equity Income Fund (the “Fund”), we are submitting the Fund’s responses to the comments made by the staff of the Division of Investment Management: Disclosure Review Office (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on January 19, 2024, with respect to the above-referenced Amendment No. 3 to the Registration Statement on Form N-2 and Statement of Additional Information (the “Registration Statement”) and to the responses submitted in a letter to the Staff beginning February 2, 2024 (the “Comment Response Letter”). Please advise if we did not accurately capture any oral comments delivered by the Staff.

Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 4 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. For the convenience of the Staff, we have reproduced the Staff’s comments in bold and have followed such comment with the Company’s response.

March 11, 2024

Comments About Website

1.	Please confirm that no sales of Fund (“ABL Longevity Growth & Income Fund”) shares have been made.

We confirm that as of the date of this letter no sales of shares of beneficial interest in the Fund have been made. We also confirm that the Fund will not sell shares of beneficial interest in the Fund, other than to the Sponsor in respect of its initial capital commitment of $100,000 until the effectiveness the Fund’s Registration Statement on Form N-2.

2.	Please advise the Staff how long the Fund Webpage (“abacusfunds.com”) was publicly available.

The webpage was initially made publicly available October 27, 2023 and was taken down promptly upon receive of notice from the Staff on February 14, 2024. During this time, the Fund believed that the webpage was under development and was not accessible by the public.

3.

Please advise the Staff of the total number of views the Fund Webpage has received. Please be as specific as possible. For example, please include number of unique views, different IP addresses, and any other information that may be relevant (if possible, please provide the number of unique views not known to be associated with the Fund, its counsel, its service providers, or the Commission). Please note that this question does not relate to the entirety of the site for Abacus Life, but only to the web page dedicated to the Fund.

During the period that the Fund Webpage was active, our research indicates that the Fund Webpage received 81 total site visits. Of these 10 IP addresses were associated with the Fund and the Manager and 1 address was associated with Fund counsel. The Fund is unable to determine (i) how many of the remaining visits were from discrete or repetitive IP addresses, and (ii) whether the remaining IP addresses are associated with true visitors to the site, bots or other website trawlers. The Fund notes that because the Webpage was in development, and not intentionally made public, the Manager was not tracking traffic to the site. The foregoing data is the extent of the information that the Manager was able to obtain by a retrospective review of website traffic. Please see Exhibit A for a list of IP addresses which visited abacusfunds.com when it was publicly available.

4.	Please advise if anyone submitted any contact information, questions, requests for information, comments, offers to buy, or other requests for information relating to the Fund or Fund Webpage.

We confirm that no one has submitted any contact information, questions, requests for information, comments, offers to buy, or other request for information relating to the Fund or the Fund webpage.

March 11, 2024

5.	Please advise if the Fund Webpage was intended to be firewalled or was it always intended to be available to the public.

Yes, the Fund webpage was intended to be behind a firewall. The website was in the early stages of development and was not intended for public access until after effectiveness of the Registration Statement.

6.

The Staff is concerned about the Fund’s compliance program under rule 38a-1 and the controls related to communications with the public and compliance with the fund advertising rules under the Securities Act of 1933 and the Investment Company Act of 1940. Please explain how public availability of the Fund Webpage occurred and describe the control, policies, procedures or otherwise, that the Fund and its investment adviser will implement to ensure that similar advertisements are appropriately vetted prior to publication. Has the Fund taken any actions (and will the Fund take any actions in the future) beyond those in your February 14 comment response letter to address and/or mitigate the apparent violation of section 5(b) in this case?

Upon becoming aware that the website was publicly available, the Fund promptly took the website down. The Fund notes that while the website was publicly available, it was not linked to any other Abacus website. The Fund website was being developed concurrently with the development of the website for the investment adviser; the Fund’s website was inadvertently released when the adviser’s website was ready. Following discovery of this issue, the Adviser engaged with its personnel who are responsible for the maintenance of the website to ensure that they will clear with the compliance function any change that would make the Fund website publicly available. Further, because the Fund has not received any reach out from potential investors or any other third parties with respect to the website, the only action taken has been to firewall the website from public access.

The Manager continues to develop its compliance function and is currently leveraging the compliance and legal teams of its affiliates. The Manager’s compliance policies and procedures, including those related to external communications and related training on these items in response to the Fund website being inadvertently made public, are in process, will be tailored to the Manager’s specific business, and completed prior to the effective date of the Fund.

Comments Regarding Section 17

7.

Regarding your responses to Supplemental Comments 1 through 4, relating to rule 17e-1, you state that “none of the Manager’s affiliates will transact in securities on behalf of the Fund” and that “the Longevity Assets are not currently listed on an exchange.” Accordingly, the proposed transactions between a Manager’s affiliate and the Fund would not fall within section 17(e)(2) and rule 17e-1, which address situations when compensation is paid to an investment company’s affiliate when such affiliate is acting as broker in connection with the sale of securities to or by such registered company if the sale is effected on a securities exchange. 15 USC 80a-17(e)(2); 17 CFR 270.17e-1. These conditions are not met by the proposed transactions.

March 11, 2024

Instead, the transactions with the Manager’s affiliate would appear to fall within section 17(e)(1). Section 17(e)(1) provides in pertinent part that “[i]t shall be unlawful for any affiliated person of a registered investment company, or any affiliated person of such person . . . acting as agent, to accept from any source any compensation (other than a regular salary or wages from such registered company) for the purchase or sale of any property to or for such registered company or any controlled company thereof, except in the course of such person’s business as an underwriter or broker.” 15 USC 80a-17(f). See also 15 USC 80a-2(a)(6) (“The term ‘broker’ has the same meaning as given in section 3 of the Securities Exchange Act of 1934”); 15 USC 78c(a)(4)(A) (defining “broker” under the Exchange Act generally as “any person engaged in the business of effecting transactions in securities for the account of others”) (emphasis added).

In light of this, please explain to us why you believe that a Manager’s affiliate can collect compensation for the purchase and sale of Longevity Assets to or for the Company. If you believe that the affiliate can rely on no-action or other relief issued by the staff or the Commission please cite the relief upon which you can rely and describe any similarities and differences between the relief upon which you believe you can rely and the transactions at issue in this case. Indicate why you believe that you can rely on the relief in light of any differences.

The Manager confirms that its affiliates will not charge any broker fees with respect to purchase and sale transactions to which the Fund is a party. Please see pages 2, 4, 16, and 35 of the Revised Registration Statement where the Fund has removed references to affiliates of the Manager receiving compensation related to the purchase and sale of Longevity Assets in transactions involving the Fund. However, the Fund is permitted to pay certain affiliates, including Abacus Settlements, and unaffiliated third parties, life insurance underwriting fees (“Life Insurance Underwriting Fees”) as part of the purchase price of Longevity Assets to pay for life insurance underwriting costs that include: medical record retrieval, actuarial life expectancy reports, premium optimization and due diligence related to AML and various state statutes. The Life Insurance Underwriting Fees are part of the typical life insurance contract pricing model and are not related to the purchase or sale of any property to or for the Fund, but rather, are part of the Longevity Asset purchase price.

We note that Section 17(e) was designed to eliminate the potential for self-dealing that exists when a person affiliated with a registered investment company receives compensation in connection with transactions involving such registered investment company. See Hearings Before a Subcommittee of the Committee on Banking and Currency, U.S. Senate, 76th Cong., 3d Sess. 262 (1940); Hearings Before a House Subcommittee of the Committee on Interstate and Foreign Commerce, 76th Cong., 3d Sess. 98 (1940); U.S. v. Deutsch, 451 F.2d 98, 108 (1971), cert. denied, 404 U.S. 1019 (1972). Accordingly, where the Life Insurance Underwriting Fees are paid to an affiliate, to

March 11, 2024

mitigate any potential for self-dealing, the Fund will seek Board approval as outlined on page 39 of the Revised Registration Statement. We believe this process will help ensure that any potential concerns are addressed. Moreover, because the Life Insurance Underwriting Fees are embedded in the price of the Longevity Assets, we believe they are being paid as part of the overall price of the Longevity Assets, rather than for the purchase of property by the Fund, and therefore do not implicate Section 17(e)(1).

8.

Regarding your response to Supplemental Comment 5, we note that your December 19, 2023, comment response letter states that “escrow funds, which are required by the state regulators as part of the contract purchase process, will be held by a licensed custodian,” and “[t]he initial custodian will be UMB Bank, N.A.” The Fund’s N-2 filed on February 2, 2024 states that “Wilmington Trust, N.A. . . . is the custodian of the Fund’s portfolio of non-cash assets (including Longevity Assets), and M&T Bank Corp. . . . is the custodian of the Fund’s cash.”

Section 17(f)(5) provides in pertinent part that “[i]f a registered company maintains its securities and similar investments in the custody of a qualified bank or banks, the cash proceeds from the sale of such securities and similar investments and other cash assets of the company shall likewise be kept in the custody of such a bank or banks, or in accordance with such rules and regulations or orders as the Commission may from time to time prescribe for the protection of investors.” 15 USC 80a-17(f)(5).

Please explain to us why you believe that the escrow arrangement with UMB Bank is permissible under section 17(f)(5). If you believe that the Fund can rely on no-action or other relief issued by the staff or the Commission please cite the relief upon which you can rely and describe any similarities and differences between the relief upon which you believe you can rely and the transactions at issue in this case. Indicate why you believe that you can rely on the relief in light of any differences.

We confirm that Wilmington Trust, N.A. will serve as custodian for the Fund’s non-cash assets, including Longevity Assets and that M&T Bank Corp. will serve as the custodian for the Fund’s cash assets. Both Wilmington Trust and M&T Bank are nationally charted banks, and as such meet the definition of “qualified custodian” under Rule 206(4)-2(d)(6)(i) as being a bank defined in Section 202(a)(2) of the Investment Advisers Act of 1940, as amended. Please see pages 23 and 24 of the Revised Registration Statement.

Legal Comments to N-2

9.

(EDGAR PAGE 7 REDLINE) Under “investment objectives”, the disclosure says, “The Fund expects to realize income: (i) from Annuity Contract distributions, and (ii) upon sale or maturity of the Longevity Assets.” Please consider whether this disclosure is duplicative of the earlier disclosure about “current income” 2 sentences before.

Please see page iv of the Revised Registration Statement where the Fund has removed the sentence: “The Fund expects to realize income: (i) from Annuity Contract distributions, and (ii) upon sale or maturity of the Longevity Assets.”

March 11, 2024

10.

EDGAR PAGE 14 REDLINE) Under “investment objective:” it seems as though this section is describing the Investment Strategy, rather than the Investment Objective. Please disclose the fund’s investment objective under the heading “investment objective”, rather than the investment strategy.

Please see pages iv, 1, and 27 of the Revised Registration Statement which have been revised to disclose the Fund’s investment objective as follows: “The Fund’s investment objectives are to realize long term appreciation and current income.”

11.

(EDGAR PAGE 16 REDLINE) Under “Investment Strategy and Criteria Used in Selecting Investments in Longevity Assets,” please disclose how the fund is defining “marginally weighted toward fixed Longevity Assets”. Marginally weighted towards fixed Longevity Assets, compared to what? Variable individual policies, annuities, or Mortality Contract derivatives or something else?

The Fund will be marginally weighted toward fixed Longevity Assets as compared to variable Longevity Assets. As such, it is expected that more than half of the assets of the Fund will be invested in fixed life insurance policies and annuities, however the Fund expects that after the first year of operation it will target having 40% of its investment being in variable Longevity Assets (securities). Please see page 2 of the Revised Registration Statement which clarifies this point.

12.

(EDGAR PAGE 18 REDLINE) Under “Investment Strategy and Criteria Used in Selecting Investments in Longevity Assets,” please delete the following language : “which we believe the SEC has taken the position are securities”, and instead state whether or not the fund believes the variable mortality contracts are securities.

Please see page 3 of the Revised Registration Statement where the statement “which we believe the SEC has taken the position are securities” has been removed and the following statement has been inserted in its place: “(ii) variable Mortality Contracts (which we believe are securities)”.”

13.

(EDGAR PAGE 18 REDLINE) Under “Investment Strategy and Criteria Used in Selecting Investments in Longevity Assets,” Please clarify whether the reference to the 15(c) process in this paragraph refers to the approval of the fund’s fair value methodologies under rule 2a-5, and if so, please revise the disclosure.

We confirm that the reference in this paragraph is to the approval of the Fund’s fair value methodologies under Rule 2a-5. Please see page 3 of the Revised Registration Statement for this revision.

March 11, 2024

14.

(EDGAR PAGE 29 REDLINE) The disclosure states that the Fund will be concentrated in Longevity Assets, cash, and fixed income securities, and then later discloses that the fund will be “highly concentrated” in Longevity Assets. Please reconcile and clarify this disclosure.

Please see page 8 of the Revised Registration Statement where the word “highly” has been deleted.

15.

(EDGAR PAGE 46 REDLINE) Please also disclose risks, including conflicts of interest, that may arise due to the Fund’s use of certain affiliates to provide services. Please disclose risks specific to the various service providers.

Please see the revised risk factors on page 29 of the Revised Registration Statement that include disclosure with respect to the use of certain affiliates of the Manager who may perform services for the Fund and page 39 of the Revised Registration Statement with respect to additional Conflicts of Interest disclosure.

16.	Please provide the fund’s Organizational Documents, including the Declaration of Trust.

Please see the Declaration of Trust filed as Exhibit (a)(2) to the Revised Registration Statement.

17.

(EDGAR PAGE 46 REDLINE) Under “Anti-Takeover Provisions in the Declaration of Trust,” Disclosure says, “The members of the Board are elected for indefinite terms and do not stand for reelection.” Please explain how this complies with section 16 of the 40 Act.

The section “Anti-Takeover Provisions in the Declaration of Trust” has been removed from the Revised Registration Statement. In addition, please see page 12 of the Declaration of Trust which provides that Trustees will be elected on an annual basis.

18.	In the Undertakings section of the Part C, please add the indemnification disclosure pursuant to rule 484 of the 1933 Act.

Please see page C-5 of the Revised Registration Statement where the following disclosure has been added:

“Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by

March 11, 2024

a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”

Legal Comments to Response Letter dated 2/2/2024

19.	Please supplementally explain if the Fund will be limited to accredited investors or not.

The Fund will not be limited to accredited investors.

20.

Comment 1(b): The Fund has not adequately explained how it determined that it is reasonable to expect to sell $125,000,000 worth of shares during the twelve (12) months following effectiveness of the registration statement. Based on the information provided, the staff is concerned this estimate is overly optimistic and could result in a fee presentation that understates fees. Please provide greater support for the fund’s estimate. If the fund’s estimate is based solely on assets raised by private investment funds, explain why it is reasonable to expect similar sales for the fund, and provide additional detail on the exact amounts raised by these private funds over their first 12 months.

Please see page 5 of the Revised Registration Statement which has been revised to reduce the expected raise to $50,000,000 over the first 12 months.

21.

Comment (7) says that assets similar to or derivative of individual life insurance contracts include pools of life insurance contracts. Please further explain what types of pooled investment vehicles these are, whether they are registered or operate pursuant to an exemption from registration under either federal or state law, whether interests in the pools constitute securities, where the fund will purchase such assets, and whether the pools of life insurance contracts might be sold by any affiliates of the fund. We may have additional questions. Please also explain how the percentage of the fund’s assets that will be invested in pools of life insurance contracts.

The Fund may, from time to time, purchase multiple life insurance policies from the same seller in one or more simultaneous transactions. In these instances, the purchase agreement may convey the various life insurance policies under the same instrument. When negotiating the purchase of a “pool” of life insurance policies, however, the Fund will negotiate the terms and price of each life insurance policy individually based on its methodology. Those meeting the investment criteria may for convenience be transacted on a single purchase and sale agreement. For instance, if there is one policy in a pool that is offered to the Fund which does not meet the Fund’s investment criteria, the Fund may either (i) exclude that policy from the transaction, or (ii) negotiate new terms and pricing

March 11, 2024

with the seller to conform the transaction to the Fund’s criteria. In any event, whether purchasing an individual policy or a group of policies from a seller, the Fund will only purchase those policies which meet the Fund’s investment criteria. When the insurance contracts are in the hands of the Fund’s custodian, they will no longer be viewed as a pool of insurance policies, but instead will be held individually. It is not expected that the Fund will invest in any pools of fractionalized life insurance policies. Please see pages (iv) and 1 of the Revised Registration Statement where we have removed the reference to “similar to or derivative of” since all of these instruments will be reflected as individual life insurance policies, regardless of how they were acquired.

22.

Comment (9): Please identify the “qualified custodian”, and how such a custodian meets the “qualified custodian definition”. Please also explain how the use of such custodian comply with the fund’s obligations under section 17(f) of the 40 Act.

The Fund has contracted with each of Wilmington Trust, N.A. and Manufacturers and Traders Trust Company (d/b/a M&T Bank) to act as qualified custodians with respect to safe custody of the Fund’s assets. Each of Wilmington Trust, N.A. and M&T Bank meet the criteria of a qualified custodian pursuant to 17 CFR § 275.206(4)-2(a)(6)(i), which defines a qualified custodian to include a “bank as defined in section 202(a)(2) of the Advisers Act (15 U.S.C. 80b–2(a)(2)) or a savings association as defined in section 3(b)(1) of the Federal Deposit Insurance Act (12 U.S.C. 1813(b)(1)) that has deposits insured by the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act (12 U.S.C. 1811).”

23.

Comment (9): Response No. 9 explains the process of how the fund might purchase mortality contracts from policyholders if the appropriate opportunities are presented. Please disclose under what circumstances the fund would consider making such purchases. Please also explain how the fund would determine the purchase price for such a policy.

Response 9 provided: “The Fund may, through licensed life settlement brokers, purchase Mortality Contracts directly from policyholders. In such cases and in accordance with applicable state life settlement law, the Fund will pay the purchase price for a policy into an escrow account maintained by a qualified custodian. The selling policyholder will deposit a change of ownership and beneficiary form for the Mortality Contract into escrow with the same qualified custodian. Following a state mandated recission period, the qualified custodian will release the purchase price, less any fees, to the selling policyholder and the change of ownership and beneficiary form for the Mortality Contract will be delivered to the Fund. The Fund does not have a present intention to purchase Mortality Contracts directly from policyholders but reserves the right to do so should appropriate opportunities present.”

The Fund, acting through the Manager, may determine to purchase policies directly from policyholders to the extent that such policies are available for purchase by the Fund and the terms and conditions of the proposed sale meet the Fund’s investment criteria. The Fund would determine the purchase price for such a policy using the same valuation

March 11, 2024

methodology that it employs with respect to policies purchased on the tertiary market, and accounting for any additional costs incurred through the direct purchase process such as additional escrow fees and the time-value of funds held in escrow. In such cases, the Fund will obtain a life expectancy report and factor in the other considerations that go into valuation. This price would then be presented to the policyholder and if accepted the Fund would enter into a transaction directly with the policyholder or his/her agent.

* * *

Please contact me at (312) 443-0337 or Jerry Francese at (212) 912-2744 with any questions or further comments regarding the Fund’s responses to your comments.

Sincerely,

/s/ Thomas V. Bohac, Jr.

Thomas V. Bohac Jr.
Locke Lord LLP

cc: Jay Jackson, ABL Longevity Growth and Income Fund

March 11, 2024

Exhibit A

List of IP Addresses

IpAddress	DomainName	Country	Region	City	AsNumber	Pages	Hits	Bandwidth	Visit Date
104.166.80.151		US	CA	Los Angeles	46261	1	1	403 Bytes	25 Dec 2023 - 18:56
104.166.80.230		US	CA	Los Angeles	46261	1	1	403 Bytes	25 Dec 2023 - 10:21
104.243.37.146		US	NJ	Piscataway	23470	1	1	48.54 KB	05 Feb 2024 - 15:50
104.251.82.202		US	NV	Las Vegas	3257	1	1	403 Bytes	25 Dec 2023 - 08:42
104.28.92.188		US	FL	Orlando	13335		8	178.63 KB	—
107.196.243.150	107-196-243-150.lightspeed.rcsntx.sbcglobal.net	US	TX	North Richland Hills	7018		5	541.40 KB	—
108.218.132.125	108-218-132-125.lightspeed.wepbfl.sbcglobal.net	US	FL	Vero Beach	7018	2	10	561.88 KB	19 Dec 2023 - 16:56
108.59.13.242		US	DE		30633		4	80.14 KB	—
108.62.158.178		US	WA	Seattle	396190		3	114.37 KB	—
108.69.142.41		US	TX	Dallas	7018		6	109.83 KB	—
109.166.52.231		US	NJ	Weehawken	3561		4	203.05 KB	—
12.186.78.155		US	FL	Boca Raton	7018		4	109.50 KB	—
136.144.43.142		US	TX	Dallas	396356		4	208.26 KB	—
136.226.107.83		US	VA	Reston	22616		3	157.11 KB	—
136.226.80.100		US	NY	New York	22616		7	117.02 KB	—
145.14.146.250		US	NC	Asheville	47583		1	3.96 KB	—
146.70.166.152		US	NY	New York	9009		1	18.25 KB	—
147.135.5.20	ns101123.ip-147-135-5.us	US	VA		16276	2	8	562.36 KB	19 Jan 2024 - 19:01
154.29.172.114		US	NY	New York	174		7	167.69 KB	—
155.138.255.30	155.138.255.30.pmmserver7.com	US	TX	Dallas	20473		1	2.19 KB	—
155.190.17.4		US	IL	Chicago	36692		4	106.05 KB	—
162.138.192.1		US	VA	Arlington	26229		1	18.25 KB	—
162.138.192.2		US	VA	Arlington	26229		3	239.00 KB	—
162.138.192.4		US	VA	Arlington	26229		3	107.92 KB	—
162.138.192.5		US	VA	Arlington	26229	2	9	279.08 KB	02 Feb 2024 - 17:27
162.138.222.2		US	MD	Rockville	26229		4	95.54 KB	—
162.138.222.4		US	MD	Rockville	26229		4	175.82 KB	—
163.116.133.159		US	IL	Chicago	55256		6	361.24 KB	—
163.116.145.89		US	VA	Ashburn	55256		5	445.17 KB	—
165.225.242.184		US	CA	San Jose	22616		1	3.96 KB	—
170.130.204.114		US	CA	Los Angeles	62904	1	1	403 Bytes	20 Nov 2023 - 06:14
170.130.204.58		US	CA	Los Angeles	62904	2	2	13.10 KB	22 Jan 2024 - 10:18
192.186.157.97		US	NY	Buffalo	55286	4	4	49.65 KB	07 Dec 2023 - 17:11
193.233.231.222		US	NJ	Secaucus	14576	16	20	718.42 KB	19 Feb 2024 - 03:43
193.36.224.38		US	FL	Miami	206092	12	12	81.69 KB	28 Feb 2024 - 23:41
194.5.49.11		US	FL	Tampa	29802	2	2	13.05 KB	07 Dec 2023 - 19:13

196.51.114.128		US	WA	Tukwila	400463	2	3	60.92 KB	29 Dec 2023 - 17:17
198.199.191.4		US	IL	Wheaton	15303	38	38	248.50 KB	06 Feb 2024 - 02:58
198.20.174.66		US	NY	Buffalo	55286	2	2	12.62 KB	18 Jan 2024 - 04:39
198.24.162.154		US	VA	Ashburn	19437	15	15	91.92 KB	28 Dec 2023 - 00:51
198.44.134.4	static-198-44-134-4.cust.tzulo.com	US	CA	San Jose	11878	1	1	47.40 KB	24 Jan 2024 - 06:12
198.49.73.162	198-49-73-162.static.hostdime.com	US	FL	Orlando	33182	1	1	45.07 KB	14 Feb 2024 - 08:09
198.54.130.28	static-198-54-130-28.cust.tzulo.com	US	NC	Raleigh	11878	1	1	48.49 KB	02 Feb 2024 - 09:54
198.71.227.38	a2plcpnl0143.prod.iad2.secureserver.net	US	VA	Ashburn	400754	1	1	48.47 KB	29 Jan 2024 - 14:22
199.192.65.251		US	CA	San Francisco	8149	1	1	47.41 KB	30 Jan 2024 - 10:07
20.122.26.51		US	VA	Boydton	8075	1	1	403 Bytes	20 Nov 2023 - 06:08
203.109.54.193		US	VA	Ashburn	203020	1	1	48.47 KB	16 Nov 2023 - 15:41
204.155.230.3		US	NY	Queens	16492	8	8	40.78 KB	21 Nov 2023 - 17:36
205.169.39.253		US	NC	Durham	209	4	4	20.36 KB	19 Nov 2023 - 07:27
206.204.43.43		US	NJ	Matawan	203020	1	1	403 Bytes	20 Nov 2023 - 06:13
206.66.96.142		US	NY	New York	701	2	2	13.54 KB	20 Nov 2023 - 04:06
207.1.83.200		US	PA	Fort Washington	26917	8	8	3.15 KB	24 Jan 2024 - 18:36
207.228.52.69		US	OH	Columbus	7018	6	6	40.99 KB	28 Feb 2024 - 22:18
207.38.90.50	cat.7kts.com	US	MO	St Louis	30083	1	1	48.51 KB	07 Nov 2023 - 23:41
208.115.225.118	118-225-115-208.static.reverse.lstn.net	US	FL	Miami	46475	13	13	88.73 KB	06 Mar 2024 - 10:41
216.198.89.53	216-198-89-53.client.cypresscom.net	US	IL	Round Lake	11696	6	6	39.25 KB	27 Nov 2023 - 05:42
216.228.239.5		US	IL	Chicago	25721	2	3	51.10 KB	07 Feb 2024 - 17:26
217.138.217.107		US	CA	Los Angeles	9009		1	594 Bytes	—
23.128.248.33		US	TX	Houston	400226		1	594 Bytes	—
23.128.248.36		US	TX	Houston	400226	1	1	48.49 KB	03 Feb 2024 - 13:00
23.229.2.45		US	NY	Buffalo	55286	1	1	6.77 KB	28 Jan 2024 - 23:01
31.220.56.47		US	NC	Asheville	47583	2	2	96.93 KB	11 Dec 2023 - 17:15
37.120.132.83	83.132.120.37.in-addr.arpa	US	CA	Los Angeles	9009	2	2	13.49 KB	04 Feb 2024 - 15:46
38.142.189.58		US	IL	Chicago		1	1	48.47 KB	23 Dec 2023 - 03:27
38.152.33.21		US	CA	Los Angeles	55081	6	6	2.35 KB	01 Mar 2024 - 04:56
38.152.46.29		US	CA	Los Angeles	55081	6	6	2.36 KB	12 Dec 2023 - 19:09
38.154.5.26		US	CA	Los Angeles	55081	4	4	1.57 KB	08 Dec 2023 - 09:21
38.154.6.20		US	CA	Los Angeles	55081	1	1	403 Bytes	02 Jan 2024 - 13:38
38.154.72.220		US	NY	Buffalo	55286	6	6	2.36 KB	16 Dec 2023 - 07:52
38.170.8.38		US	NY	Buffalo	55286	5	5	1.97 KB	07 Dec 2023 - 13:50
38.45.186.150		US	NY	New York	174	2	2	48.47 KB	31 Jan 2024 - 12:17
45.131.194.208		US	CA	San Francisco	206092	2	2	96.97 KB	03 Feb 2024 - 18:05
52.123.190.36		US	IL	Chicago	8075	6	6	2.36 KB	08 Dec 2023 - 21:07
52.149.209.251		US	VA	Washington	8075	2	2	806 Bytes	28 Jan 2024 - 16:32
52.149.238.217		US	VA	Washington	8075	4	4	1.57 KB	29 Jan 2024 - 02:19
64.43.125.121		US	NY	New York	5650		1	3.96 KB	—
65.19.226.100	65-19-226-100.3rivers.net	US	MT	Harlowton	8057		1	5.97 KB	—
65.58.233.18		US	FL	Oldsmar	3356		1	594 Bytes	—
66.115.182.140		US	FL	Orlando	46562	1	1	48.47 KB	30 Nov 2023 - 13:43
66.90.21.7		US	FL	Winter Garden	14288		3	10.26 KB	—
68.235.52.36	36.52.235.68.in-addr.arpa	US	IL	Chicago	11878	9	9	60.84 KB	09 Dec 2023 - 09:18
68.235.52.68	static-68-235-52-68.cust.tzulo.com	US	IL	Chicago	11878	9	9	15.82 KB	28 Dec 2023 - 07:46
74.48.15.19		US	CA	Los Angeles	35916	1	1	48.49 KB	10 Feb 2024 - 23:59
75.98.61.81		US	MD	Clarksburg	16719	2	2	13.08 KB	27 Nov 2023 - 03:46
91.231.143.64		US	KY	London	26548	11	11	4.33 KB	29 Jan 2024 - 05:20
96.47.236.131	96.47.236.131.static.quadranet.com	US	FL	Miami	8100	15	15	54.84 KB	28 Dec 2023 - 01:59
99.126.170.65	99-126-170-65.lightspeed.bcvloh.sbcglobal.net	US	OH	Cleveland	7018	4	4	20.36 KB	07 Dec 2023 - 02:12